Exhibit 99.1

VISION MARINE TECHNOLOGIES INC.

NOTICE OF CHANGE OF AUDITOR

TO:	Autorité des marchés financiers

AND TO:	M&K CPAS, PLLC
24955 Interstate Highway 45
Suite 400
The Woodlands, TX 77380

AND TO:	Ernst & Young LLP
900 Boul. de Maisonneuve O.
Montréal, QC H3A 0A8

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102
Continuous Disclosure Obligations ("NI 51-102")

Vision Marine Technologies Inc. (the "Company") hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.	Effective as of May 6, 2024, Ernst & Young LLP, on its own initiative, had notified the Company that it will not stand for reappointment as the auditor of the Company for the fiscal year ending August 31, 2024. The resignation of Ernst & Young LLP was considered and accepted by the Company's Board of Directors. A Notice of Change of Auditor pursuant to Section 4.11 of NI-51-102 was previously filed on May 17, 2024 regarding this resignation.

2.	On May 26, 2024, the Company appointed M&K CPAS, PLLC to fill the vacancy created by the resignation of Ernst & Young LLP, to hold such position until the close of the next annual meeting of shareholders of the Company. The appointment of M&K CPAS, PLLC was considered and approved by the Board of Directors of the Company.

3.	There have been no modified opinions expressed in Ernst & Young LLP’s auditor’s reports on the Company's financial statements relating to the "relevant period", as defined in NI 51-102.

4.	Management and the Board of Directors of the Company are of the opinion that there are no "reportable events", as defined in NI 51-102.

DATED May 31, 2024

VISION MARINE TECHNOLOGIES INC.

By:
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer